OPERATING AGREEMENT
OF
BLOCPOWER ENERGY SERVICES 3 LLC

This Operating Agreement (this "Agreement") is entered into as of the 12th day of February, 2021, by and between BlocPower Energy Services 3 LLC, a Delaware limited liability company, (the "Company") and BlocPower LLC, of 63 Flushing Avenue, Building 212, Suite 507, Brooklyn, NY 11205 (the "Member").

PRELIMINARY STATEMENTS

The Company was formed as a Delaware limited liability company under the laws of the State of Delaware by the filing of the Certificate of Organization with the Office of the Secretary of State of the State of Delaware on January 4, 2021.

The Company and the Member desire to set out fully their respective rights, obligations and duties with respect to the management and operation of the Company and its assets.

NOW THEREFORE, in consideration of the mutual covenants contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties agree as follows:

SECTION I
Defined Terms

The following capitalized terms shall have the meanings specified in this Section I. Other terms are defined in the text of this Agreement; and, throughout this Agreement, those terms shall have the meanings respectively ascribed to them.

"Act" means the Delaware Limited Liability Company Act as amended from time to time.

"Affiliated Person" shall mean any Person (i) which owns or is owned, in whole or in part, by the Member, one or more Managers, a trustee of the Member, or by a shareholder, beneficiary or trustee of a member or manager of the Member; (ii) which is the parent, subsidiary, or affiliate of the Member or of a member or manager of the Member; (iii) in which the Member or Manager or a member or manager of the Member has any interest whatsoever; or (iv) from which the Member or Manager shall receive any remuneration, directly or indirectly.

"Agreement" means this Operating Agreement, as amended from time to time.

"Assign" means, when used as a noun, any voluntary sale, hypothecation, pledge, assignment, attachment, or other transfer, and, when used as a verb, means voluntarily to sell, hypothecate, pledge, assign, or otherwise transfer.

11242523v2

"Bankruptcy" shall have the meaning given it in the Act.

"Capital Contribution" means any cash, services rendered or a promissory note or other obligation to contribute cash or property or to perform services, which a person contributes to the Company in his, her or its capacity as a member, net of liabilities assumed or to which the assets are subject.

"Capital Proceeds" means the net proceeds received by the Company arising from any capital event or transaction, after the repayment of loans to the Company and accounting for the costs and liabilities incurred by the Company in consummating the capital transaction and any reserves reasonably required to fund contingent or unmatured liabilities of the Company, all as determined by the Member in its sole discretion.

"Cash Flow" means all cash funds derived from operations of the Company (including interest received on reserves), without reduction for any non-cash charges, but less expenses of the Company as determined by the Member in its sole discretion, in connection with owning and operating the Property including, without limitation, management and other fees which the Company has agreed to pay to the Member or Affiliated Persons, the repayment of loans to the Company made by Affiliated Persons, reserves, escrows and other holdbacks and debt service on loans to the Company made by third parties who are not Affiliated Persons.

"Company" means BlocPower Energy Services 3 LLC.

"Interest" means a Person's right to receive distributions from the Company.

"Involuntary Withdrawal" means, with respect to a Member, the death, insanity, expulsion, Bankruptcy or dissolution of the Member.

"Manager" means Cullen Kasunic, the manager of the Company, and any other Person who is subsequently appointed as a manager of the Company.

"Member" means BlocPower LLC and any Person who is subsequently admitted as a member of the Company.

"Membership Interest" means all of the rights of a Member in the Company, including a Member's: (i) Interest; (ii) right to inspect the Company's books and records; (iii) right to participate in the management of and vote on matters coming before the Company; and (iv) unless this Agreement or the Certificate of Organization provides to the contrary, right to act as an agent of the Company.

"Person" means and includes a natural person, partnership, whether general or limited and whether domestic or foreign, limited liability company, foreign limited liability company, trust, estate, association, corporation, custodian, nominee or any other individual or entity in its own or any representative capacity.

"Voluntary Withdrawal" means a Member's resignation.

SECTION II
Formation and Name; Office; Purpose; Term

2.1. **Formation**. The Company has been organized as a limited liability company pursuant to the Act and has caused the Certificate of Organization to be prepared and filed with the Office of the Secretary of State of the State of Delaware. The Member is hereby admitted as the sole member of the LLC.

2.2. **Name of the Company**. The name of the Company is "BlocPower Energy Services 3 LLC".

2.3. **Purpose**. The general character and purpose of the business of the Company (which business the Company may conduct on its own behalf or as a partner, shareholder, beneficiary or member of another entity) is (a) to provide energy technology for rapidly greening American cities, (b) to engage in any and all activities which are necessary or incidental to such purposes, and (c) to act for any other purpose permitted under the Act.

2.4. **Term**. The term of the Company began upon the filing of the Certificate of Organization with the Office of the Secretary of State of the State of Delaware, and shall continue in existence perpetually until terminated pursuant to Section VII of this Agreement.

2.5. **Principal Office**. The principal office of the Company shall be located at 63 Flushing Avenue, Building 212, Suite 507, Brooklyn, NY 11205, or at any other place designated by the Manager.

2.6. **Statutory Agent**. The name and address of the Company's registered agent in the State of Delaware is Corporation Service Corporation with an address of 251 Little Falls Drive, Wilmington, Delaware 19808.

2.7. **Company Status as Entity Separate From Member**. The Company shall be an entity separate and independent from the Member. In furtherance of the foregoing: (a) to the extent reasonably practicable, the Company shall be specifically identified as "BlocPower Energy Services 3 LLC" in all writings containing its name, including, without limitation, Company stationery, invoices, business cards and checks; (b) the Company's financial accounts shall be completely separate from those of the Member; (c) there shall be no commingling of the funds of the Company with those of the Member; (d) the Member shall not make use of funds of the Company for the Member's purposes; (e) the Company shall not use the funds of the Member for the Company's purposes; (f) neither the Member nor Company shall represent or imply to any person that the Member is personally liable for any obligation of the Company; (g) all assets owned by the Company, whether real or personal, tangible or intangible, shall be owned by the Company as an entity, and the Member shall not have any ownership of such assets individually; and (h) the Company cash and other assets, cash flow, insurance and other financial resources shall be sufficient to enable it to meet its reasonably foreseeable liabilities when due.

SECTION III
Capital; Liability; Loans

3.1.   **Initial Capital Contribution**.   Upon the execution of this Agreement, the Member shall contribute to the Company any cash, services rendered or a promissory note or other obligation to contribute cash or property or to perform services in the amount set forth on Exhibit A, if any.

3.2.   **No Additional Capital Contributions Required**.   The Member shall not be required to contribute any additional capital to the Company.   The Member shall have no personal liability for any obligation of the Company.

3.3.   **No Liability**.   The Member shall not be personally liable, directly or indirectly, including, without limitation, by way of indemnification, contribution, assessment or otherwise, for any debt, obligation, or liability of the Company, whether arising in contract, tort or otherwise, solely by reason of being a Member of the Company.

3.4.   **Loans**.   The Member may, at any time, make or cause one or more loans to be made to the Company from the Member or from any third party, including any Affiliated Person, in any amount and on such terms as determined by the Member.

SECTION IV
Distributions

4.1.   **Distributions of Cash Flow and Capital Proceeds**.   Cash Flow and Capital Proceeds of the Company shall be distributed to the Member in such amounts and at such times as the Manager shall determine in its sole discretion.

4.2.   **Liquidation and Dissolution**.   If the Company is liquidated, the assets of the Company shall be distributed to the Member.

SECTION V
Management

5.1.   **Power and Authority to Manage**.   Except as otherwise expressly provided herein or in the Act, the Company shall be managed by the Manager, and the Manager shall have full, exclusive and complete discretion, power and authority to manage, control, administer, and operate the business and affairs of the Company.

5.2.   **Activities and Contracts With Affiliated Persons.** The Manager may, in the Manager's sole discretion, contract with "Affiliated Persons" for any purpose whatsoever, specifically including the acquisition or disposition of property, the provision of property management or consulting services and the borrowing of money as provided in Section 3.4.

SECTION VI
Assignment of Interests and Withdrawal

6.1. **Assignment**. The Member shall have the right to assign all or a portion of such Member's Membership Interest and shall have the power to grant a transferee the right to become a Member.

6.2. **Voluntary Withdrawal**. The Member shall have the right or power to Voluntarily Withdraw from the Company.

6.3. **Involuntary Withdrawal**. Upon the occurrence of an Involuntary Withdrawal, the legal representative or other successor in interest to the Member may, at the election of such legal representative or other successor in interest, become a Member.

SECTION VII
Dissolution, Liquidation, and
Termination of the Company

7.1. **Events of Dissolution**. The Company shall be dissolved upon the happening of any of the following events:

7.1.1. upon the Involuntary Withdrawal of the Member, unless the legal representative or other successor in interest to the Member elects to become a Member within ninety (90) days following the Involuntary Withdrawal;

7.1.2. upon the Voluntary Withdrawal of the Member;

7.1.3. upon the consent of the Member; or

7.14. the entry of a decree of judicial dissolution under the Act.

7.2. **Procedure for Winding Up and Distribution**. If the Company is dissolved, its affairs shall be wound up. On winding up of the Company, the assets of the Company shall be distributed, first, to creditors of the Company, in satisfaction of the liabilities of the Company, and then to the Member in accordance with Section 4.2 of this Agreement.

SECTION VIII
Bank Accounts; Books and Records, and Accounting

8.1. **Bank Accounts**. All funds of the Company shall be deposited in a bank account or accounts opened in the Company's name.

8.2. **Books and Records**. The Manager shall keep or cause to be kept complete and accurate books and records of the Company and supporting documentation of transactions with respect to the conduct of the Company's business. The books and records shall be maintained in accordance with sound accounting practices and shall be available at the Company's principal office.

8.3. **Annual Accounting Period**. The annual accounting period of the Company shall be the calendar year and end each year on December 31.

SECTION IX
General Provisions

9.1. **Assurances**. The Member shall execute all certificates and other documents and shall do all such filing, recording, publishing, and other acts as the Member deems appropriate to comply with the requirements of law for the formation and operation of the Company and to comply with any laws, rules, and regulations relating to the acquisition, operation, or holding of the property of the Company.

9.2. **Applicable Law**. All questions concerning the construction, validity, and interpretation of this Agreement and the performance of the obligations imposed by this Agreement shall be governed by the internal law, not the law of conflicts, of the State of Delaware.

9.3 **Section Titles**. The section titles herein are inserted as a matter of convenience only and do not define, limit, or describe the scope of this Agreement or the intent of the provisions hereof.

9.4. **Binding Provisions**. This Agreement is binding upon, and inures to the benefit of, any party hereto and his respective heirs, executors, administrators, personal and legal representatives, successors, and permitted assigns.

9.5. **Jurisdiction and Venue**. Any suit involving any dispute or matter arising under this Agreement may only be brought in the United States District Court for the District of Delaware or any Delaware state court having jurisdiction over the subject matter of the dispute or matter.

9.6. **Terms**. Common nouns and pronouns shall be deemed to refer to the masculine, feminine, neuter, singular and plural, as the identity of the Person may in the context require.

9.7. **Separability of Provisions**. Each provision of this Agreement shall be considered separable; and if, for any reason, any provision or provisions herein are determined to be invalid and contrary to any existing or future law, such invalidity shall not impair the operation of or affect those portions of this Agreement which are valid.

9.8. **Tax Treatment**. The Company shall be disregarded for federal and state income tax purposes.

9.9 **Counterparts.** This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall comprise one and the same instrument. Delivery of a copy of this Agreement or such other document bearing an original signature by facsimile transmission, by electronic mail in .pdf form, or by any other electronic means intended to preserve the original graphic and pictorial appearance of a document, will have the same effect as physical delivery of the paper document bearing the original signature.

[Signature Page Follows]

IN **WITNESS WHEREOF**, the undersigned has executed, or caused this Operating Agreement to be executed, under seal, as of the date set forth hereinabove.

COMPANY:

BLOCPOWER ENERGY SERVICES 3 LLC

By: BlocPower LLC, its sole member



By:_____

Name:
Title: Donnel Baird
           CEO

MEMBER:

BLOCPOWER LLC



By:_____
Name: Donnel Baird
Title: CEO

EXHIBIT A

NAME OF MEMBER	PERCENTAGE INTEREST
BlocPower LLC	100%